SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Strategic Monitoring and Business and Management Plan 2018-2022

Rio de Janeiro, December 21, 2017 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved in a meeting held yesterday the Business and Management Plan 2018-2022 (BMP 2018-2022).

The Board also approved the Strategic Monitoring process, based on the Strategic Plan released in September 2016, which consists of the permanent evaluation of the business environment and the implementation of the plan, allowing adjustments to be made in a more agile and efficient way.

BMP 2018-2022 is based on two main top metrics, safety and financial, as defined in the BMP 2017-2021 and continue to guide the company's strategic actions:

•The security metric was anticipated in two years: Total Recordable Injury recorded per million men-hours (TRI) was reduced from 1.4 to 1.0 by 2018;

•The financial leverage target was maintained: Net debt/adjusted EBITDA of 2.5 in 2018.

Strategic Monitoring

The ongoing process of strategic monitoring is based on the company’s Vision and its five crucial principles that establish what Petrobras wants to be:

"An integrated energy company focusing on oil and gas that evolves with society, generating high value and with a unique technical ability"; with the following values: respect for life, people and the environment; ethics and transparency; market driven; overcoming and confidence; and results.

The process generated adjustments, incorporating three new strategies: (1) the transition to a low carbon economy; (2) the preparation of the company to capture opportunities arising from digital transformation; and (3) optimization of the company's financial and risk management, resulting in a total of 20 strategies, reflected in 78 strategic initiatives. The initiatives are unfolded to the level of supervision, with systematic monitoring, to ensure discipline in their implementation.

The five fundamental principles are unfolded into 20 strategies, as follows:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Efficient Integration

•Reduce Petrobras’ risk, adding value in E&P, Refining, Transportation, Logistics, Distribution and Sales by active portfolio management through partnerships, acquisitions and divestments.

•Restructure the Electric Energy business, seeking the alternative that maximizes value for the company.

Energy, with focus on oil and gas

•Manage the exploratory portfolio in order to maximize cost effectiveness and ensure the sustainability of oil and gas production.

•Manage the E&P portfolio projects in an integrated manner.

•Optimize the business portfolio, withdrawing entirely from biofuel production, NGL distribution, fertilizers production and petrochemical interests, preserving technological competencies in areas with development potential.

•Maximize value creation in the gas chain as a fuel of transition to the long term.

Evolves with the society

•Strengthen internal controls and governance, ensuring transparency and an effective system for preventing and combating irregularities, without prejudice to the agility in the decision- making process.

•Recover Petrobras’ credibility and strengthen its relation and reputation with all its stakeholders, including control and supervisory bodies of the company, maintaining a transparent, respectful and proactive dialogue.

•Prepare the company for a future based on a low carbon economy.

•Capture the opportunities created by digital transformation, applying new technologies to the company’s processes and/or generating new processes or new businesses, focusing on the aggregation of value.

Company determined to create value

•Ensure disciplined use of capital and return to shareholders in all Petrobras projects, with high reliability and predictability in the delivery.

•Continuously maximize the productivity and the reduction of costs in accordance with the best international practices.

•Manage the process of contracting goods and services with a focus on value, aligned with international standards and metrics, meeting conformity requirements, maintaining flexibility in adverse and volatile demand scenarios and contributing to the development of the chain as a whole.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

•Promote the management of our workforce in an environment of participatory culture and mutual trust, focused on results that add value, with safety, ethical conduct, responsibility, encouragement of argument, meritocracy, simplicity and conformity.

•Strengthen the reservoir management to maximize the value of E&P contracts in all the regulatory regimes, seeking opportunities to continuously incorporate reserves.

•Promote a market price policy and maximize margins in the value chain.

•Optimize the financial and risk management of the company.

Technical Ability

•Ensure the constant development of technological competencies in areas with development potential, strengthening the performance of the current business.

•Prioritize the development of deepwater production, acting primarily in strategic partnerships, bringing together technical and technological expertise.

•Enable the conception and implementation of projects with a low oil equilibrium price, with safety and compliance with environmental requirements.

Business and Management Plan 2018-2022

The Business and Management Plan 2018-2022 focuses on safety and financial leverage reduction.

The safety target considers the Total Recordable Injury Frequency Rate (TRI), which is a widely used metric in the oil and gas industry. The target for TRI for 2018 was changed from 1.4 to 1.00 due to the implementation of the Programa Compromisso com a Vida (Commitment to Life Program) in 2017, which had 100% of its actions completed, contributing to the reduction of TRI by around 50%, from 2.15 in 2015 to 1.08 in October/2017. This program will have a new cycle, containing actions based on process safety and incorporated into the principles and guidelines that also cover the dimensions of environment and health.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The financial metric for 2018 remains the Net Debt/adjusted EBITDA, with the target of 2.5 in December 2018. The objective is to have a declining metric that converges, until 2022, to the global average of the main companies in the sector.

The main pillars of the Plan are competitive prices, efficiency of Capex, efficiency of Opex and the partnerships and divestments program.

The average Brent price and average exchange rate assumptions considered for planning purposes are according to the table below:

		2018	2019	2020	2021	2022
Brent	US$/bbl	53	58	66	70	73
FX Rate	R$/US$	3.44	3.55	3.62	3.69	3.80

The BMP 2018-2022 investment portfolio maintains the same level of investments in relation to BMP 2017-2021 and continues to prioritize exploration and production projects of oil in Brazil. In the other business areas, investments are intended primarily to maintain operations and projects related to the outflow of oil and natural gas and are distributed according to the charts below:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

In relation to operational costs, the company continues with reduction efforts, estimating an amount of US$ 136.8 billion of manageable operating expenses in the BMP 2018-2022.

The partnership and divestments program is an important part of the Plan and and its achievement reached US $ 13.6 billion in the biennium 2015-2016, and for the biennium 2017-2018 the goal is US$ 21 billion.

These initiatives, coupled with an operating cash generation estimated at US$ 141.5 billion, after dividends, will allow Petrobras to invest and reduce its indebtedness, without the need for new net funding for the Plan.

Sources and Uses 2018-2022

(US$ billion)

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Oil, NGL and Natural Gas Production Curve

The Company expects to reach a total production of oil and gas, in Brazil and abroad, of 3.55 million barrels of oil equivalent per day (boed) in 2022, of which 2.88 million barrels per day (bpd) of oil and natural gas liquids (NGL) in Brazil, considering the new level of investments, partnerships and divestments.

Oil, NGL and Gas

(Millions of boed)

Risk Management

Petrobras is still adopting specific initiatives to enhance its risk management, including the identification and planning of mitigation initiatives, in order to allow for a timely and adequate response under any circumstances.

Within the identified risks, the highlights are:

•Significant changes in market conditions, such as oil and natural gas price volatility, product sales and margins

•Major accidents / Integrity of assets

•Execution of partnerships and divestments

•Delay in platforms construction

•Legal disputes and contingencies

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer